June 30, 2023

Mses. Angela Lumley and Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re: TrueBlue, Inc.
Form 10-K for Fiscal Year Ended December 25, 2022
Filed February 15, 2023
Form 8-K Filed April 24, 2023
File No. 001-14543

Dear Ms. Lumley and Ms. Cvrkel:

This letter is in response to your comments communicated to us in a letter dated June 21, 2023. Your comments (in bold), along with our responses, are set forth below:

Form 8-K Filed April 24, 2023

Exhibit 99.3
Investor Roadshow Presentation, pages 4 and 15

1.We note your presentation of the non-GAAP measures, average return on equity and return on equity, on pages 4 and 15 of this exhibit. Please revise your disclosure to also disclose the most directly comparable GAAP measure. Please refer to the guidance in Regulation G.

In response to your comment, in our next Form 8-K filing for the quarter ended June 25, 2023, and in future filings as appropriate, we will revise the Investor Roadshow Presentation to remove Average Return on Equity calculated using Adjusted Net Income (a non-GAAP measure) from page 4 and remove annual Return on Equity for fiscal 2018 through 2022 (and any future periods) shown in the table on page 15, also calculated using Adjusted Net Income (a non-GAAP measure).

Investor Roadshow Presentation, page 5

2.We note your disclosure of the non-GAAP measure, EBITDA margin, on page 5 of this exhibit. Please revise to also disclose the most directly comparable GAAP measure and provide a reconciliation of this non-GAAP measure to the most comparable GAAP measure. Refer to the guidance in Regulation G.

In response to your comment, in our next Form 8-K filing for the quarter ended June 25, 2023, and in future filings as appropriate, we will revise the Investor Roadshow Presentation to remove the non-GAAP measure, EBITDA margin.

Please do not hesitate to contact me at (253) 680-8214 or Richard Christensen at (208) 860-9815 with any questions or further comments you may have regarding this letter.

Sincerely,

/s/ Derrek L. Gafford

Derrek L. Gafford
Chief Financial Officer and Executive Vice President

cc: Steven C. Cooper, Director, President and Chief Executive Officer
Richard B. Christensen, Chief Accounting Officer, Treasurer and Senior Vice President